Exhibit 4.1

Principal Amount: $550,000.00	Issue Date: October 1, 2019

UNSECURED PROMISSORY NOTE

ON THIS 1ST DAY OF OCTOBER, 2019, Jaguar Health, Inc., a Delaware corporation, and its wholly owned subsidiary Napo Pharmaceuticals, Inc., a Delaware corporation, whose principal office is located at 201 Mission Street, Suite 2375, San Francisco, CA 94105 (collectively, “Jaguar”) promises to pay to Michael Tempesta, a California resident (“Holder”), the principal sum of FIVE HUNDRED AND FIFTY THOUSAND DOLLARS AND NO CENTS ($550,000.00), with simple interest accruing on the unpaid balance at a rate of two and one-half percent (2½%) per annum. This Unsecured Promissory Note is being issued by Jaguar to Holder pursuant to that certain License Termination and Settlement Agreement (the “LTSA”) entered into on or around October 1, 2019

This shall begin as of the date above in the manner that follows:

1.              PAYMENTS: Jaguar shall pay installments of principal in the amount of FIFTY THOUSAND DOLLARS AND NO CENTS ($50,000.00) plus accrued simple interest on the first day of March and the first day of September of each year that this Unsecured Promissory Note is Outstanding.  The first payment due hereunder will be payable on March 1, 2020.

Interest shall commence accruing on the date that this Unsecured Promissory Note is issued and shall be computed on the basis of a 365-day year and the actual number of days elapsed.  All payments due hereunder shall be made in lawful money of the United States of America.  Whenever any amount expressed to be due by the terms of this Unsecured Promissory Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day.  As used in this Unsecured Promissory Note, the term “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.

All payments shall be made to Holder at the address set forth above, unless Jaguar is provided with written notice of an alternative address or wire transfer instructions.

2.              DUE DATE: The full balance on this Note, including any accrued interest and late fees, is due and payable on the 1st day of March 2025.

3.              INTEREST DUE IN THE EVENT OF DEFAULT: In the event that Jaguar fails to pay the note, in full, on the due date or has failed to make an installment payment due within 10 days of the due date, unpaid principal shall accrue interest at the rate of twelve percent (12%) per annum starting on the due date OR the maximum rate allowed by law, whichever is less, until Jaguar is no longer in default.

4.              ALLOCATION OF PAYMENTS:  Payments shall be first credited to any late fees due, then to interest due and any remainder will be credited to principal.

5.              LATE FEES:  If Holder receives any installment payment more than ten (10) days after the date that it is due, then a late payment fee of $500.00 shall be payable with the scheduled installment payment along with any default interest due.

6.              ACCELERATION:  If Jaguar is in default under this Note by failing to make any payment owed and such default is not cured within thirty(30) days after written notice of such default, then Holder may, at its option and subject to the terms of the LTSA, declare all outstanding sums owed on this Unsecured Promissory Note to be immediately due and payable, in addition to any other rights or remedies that Holder may have under state and federal law.

7.              PREPAYMENT:  Jaguar may pre-pay this Unsecured Promissory Note without penalty.

8.              ATTORNEYS’ FEES AND COSTS: If Holder or Jaguar sues to enforce this Unsecured Promissory Note or obtain a declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys’ fees and costs incurred in the proceeding (including those incurred in any bankruptcy proceeding or appeal) from the non-prevailing party.

9.              WAIVER OF PRESENTMENTS: Jaguar waives presentment for payment, notice of dishonor, protest and notice of protest.

10.       NON-WAIVER:  No failure or delay by Holder in exercising Holder’s rights under this Unsecured Promissory Note shall be considered a waiver of such rights.

11.       SEVERABILITY:  In the event that any provision herein is determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other provision, all of which shall remain in full force and effect.

12.       INTEGRATION AND MODIFICATION:  There are no verbal or other agreements which modify or affect the terms of this Unsecured Promissory Note.  This Unsecured Promissory Note may not be modified or amended except by written agreement signed by Jaguar and Holder and consented to in advance by Chicago Venture Partners, L.P.

13.       NOTICE:  Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by facsimile, or (d) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and such notices shall be made to the parties at the addresses listed below.

14.       ASSIGNABILITY:  This Unsecured Promissory Note shall be binding upon Jaguar and its successors and assigns and shall inure to be the benefit of Holder and his successors and assigns.  Notwithstanding anything to the contrary herein, the rights, interests or obligations of Jaguar hereunder may not be assigned, by operation of law or otherwise, in whole or in part, by Jaguar without the prior signed written consent of Holder, which consent may not be unreasonably withheld.  This Unsecured Promissory Note or any of the severable rights and obligations inuring to the benefit of or to be performed by Holder hereunder may be assigned by Holder to a third party, in whole or in part, without the need to obtain Jaguar’s consent thereto.  Notwithstanding anything in this Unsecured Promissory Note to the contrary, this Note may not be pledged as collateral in connection with a lending arrangement.

15.       GOVERNING LAW:  This Unsecured Promissory Note shall be governed by and interpreted in accordance with the laws of the State of California without regard to the principles of conflicts of law (whether of the State of California or any other jurisdiction).

16.       EXECUTION: Jaguar executes this Unsecured Promissory Note as a principal and not as a surety.

This agreement was signed the 1st day of October 2019 by the following:

JAGUAR:	HOLDER:

JAGUAR HEALTH, INC.	MICHAEL TEMPESTA

/s/ Lisa A. Conte	/s/ Michael Tempesta

Lisa Conte
President and CEO

NAPO PHARMACEUTICAL, INC.

/s/ Lisa A. Conte
Lisa Conte
President and CEO